77M.      Mergers

          On October 6, 2003, the Large Cap Growth Fund (the "Fund") acquired all of the assets and liabilities of the Navellier Large Cap Growth Portfolio, a series of The Navellier Millennium Funds, and the Navellier Large Cap Growth Portfolio, a series of The Navellier Performance Funds (the "Navellier Funds"). The performance and accounting history of the Navellier Performance Large Cap Growth Portfolio have been assumed by the Fund. The merger was approved by shareholders of the Navellier Funds on October 3, 2003 and by the Board of Trustees of Touchstone Strategic Trust on April 3, 2003. On October 6, 2003, Navellier Management, Inc. became the new sub-advisor for the Fund